As filed with the Securities and Exchange Commission on February 8, 2013

Securities Act File No. 333-155589 Investment Company Act File No. 811-22252

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

BlackRock Fixed Income Value Opportunities (Name of Issuer)

BlackRock Fixed Income Value Opportunities (Names of Filing Person(s) (Issuer))

Shares of Common Beneficial Interest, Par Value $.001 per share (Title of Class of Securities)

09256W101 (CUSIP Number of Class of Securities)

John Perlowski
BlackRock Fixed Income Value Opportunities
55 East 52nd Street
New York, New York 10055
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable*	Amount of Filing Fee: Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

| |
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Date Filed: Not Applicable

|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	| |	third-party tender offer subject to Rule 14d-1.

	|X|	issuer tender offer subject to Rule 13e-4.

	| |	going-private transaction subject to Rule 13e-3.

	| |	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

EXHIBIT INDEX

Exhibit

99.1	Press Release dated February 7, 2013